MAY-6-2004 15:37 FROM:GEORGE BRENN[redacted] TO:16192992899 P.2

cm 5/12/04

SECUR 04018176 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39552

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2003 (MM/DD/YY) AND ENDING February 29, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foster Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8989 Rio San Diego Drive, Suite 320
(No. and Street)

San Diego (City) California (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Foster 619-299-2113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) **Los Angeles, California** (City) (State) **90064** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

RECEIVED
MAY 12 2004
187
PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foster Securities, as of February 29, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Donald R Foster
Signature

President
Title

Kimberly Parrott
Notary Public

KIMBERLY PARROTT
Commission # 1377855
Notary Public - California
San Diego County
My Comm. Expires Oct 31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - FEBRUARY 29, 2004

FOSTER SECURITIES
8989 RIO SAN DIEGO DRIVE, SUITE 320
SAN DIEGO, CALIFORNIA 92108

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Foster Securities
San Diego, California

I have audited the accompanying statement of financial condition of Foster Securities, as of February 29, 2004 and the related statements of operations changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Foster Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Foster Securities as of February 29, 2004 and the results of its operation, cash flows and stockholder's equity for the year then ended in conformity with the United States of America generally accepted accounting principles.

George Brenner

George Brenner, CPA

Los Angeles, California
April 6, 2004

FOSTER SECURITIES
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 29, 2004

ASSETS

Cash	
Checking	$ 10,836
Savings	5,633
Special Trust	3,589
TOTAL CASH	20,058
Commissions Receivable	8,522
Inventory - Bond Trading	20,507
Inventory - Equities Securities, at market value, including cash of $380,169	552,131
Investments - Securities, at market value	550,117
Property and Equipment (including depreciation of 84,597)	2,405
Deposit	2,022
TOTAL ASSETS	$1,155,762

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 4,000
Income Tax payable - Current	10,223
Income Tax Payable - Deferred ($1,100 current)	194,100
TOTAL LIABILITIES	208,323
Shareholder's Equity	
Capital Stock - Common (Authorized 100,000 issued and outstanding 40,000 at $1 share)	40,000
Paid-in Capital	4,644
Retained Earnings	902,795
TOTAL SHAREHOLDER'S EQUITY	947,439
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$1,155,762

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 29, 2004

REVENUES		
Commissions		$ 228,780
Trading Profits		37,280
		266,060
DIRECT COSTS		
Clearing House Charges	$ 18,132	
Commissions	33,051	
		51,183
NET OPERATING REVENUE		214,877
OTHER INCOME (LOSS)		
Unrealized gains (loss)	$ 181,316	
Interest and dividends	46,986	
Realized gains (losses)	(29,897)	
Rebates	170	
Investment advisory fees	5,434	
		204,009
GROSS REVENUE NET OF DIRECT COSTS		418,886
OPERATING EXPENSES - SCHEDULE, Page 9		256,476
PROFIT BEFORE TAX BENEFIT		162,410
PROVISION (BENEFIT) FOR TAXES ON INCOME		56,241
NET INCOME		$ 106,169

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 29, 2004

	Common Stock	Paid-in Capital	Retained Earnings
Balance, March 1, 2003	$ 40,000	$ 4,644	$796,627
Net Income	----	----	106,169
Balance, February 29, 2004	$ 40,000	$ 4,644	$902,796

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 29, 2004

OPERATING ACTIVITIES

Net profit	$ 106,169
Deferred income tax	46,200
Depreciation	1,931
Adjustments to reconcile net income to net cash provided by operating activities:	
Commissions receivable	7,036
Investments & inventory accounts	(239,825)
Income tax payable	(7,655)
Payroll tax refund	1,674
NET CASH REQUIRED BY OPERATING ACTIVITIES	(84,470)
INVESTMENT ACTIVITIES	--
FINANCING ACTIVITIES	--
DECREASE IN CASH	(84,470)
Cash: Beginning of the year	104,528
Cash: End of the year	$ 20,058
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 17,956
Cash paid for income taxes	$ 18,678

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, Foster Securities, located in San Diego, California, is a broker-dealer registered with the Securities and Exchange Commission (SEC) under Rule 15c3-1 (K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company became qualified to do business in California on February 23, 1990. To date, its principal and only office is located in San Diego, California.

The Company marks its inventory and investment securities to market value and records the related unrealized gain or loss.

Revenue is recognized on a trade basis for transactions in the Company's securities and on a settlement date basis for transactions executed for the Company's clients.

NOTE - 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements pursuant to Rule 15c3-1 (page 10).

NOTE - 3 INCOME TAXES

The Company files its Federal and state tax returns on the cash basis of accounting. The provision for income taxes is as follows:

CURRENT PROVISION (BENEFIT)

Federal	$ 2,699
State	7,342
Total	10,041
Deferred taxes	46,200
Total	$56,241

Deferred taxes apply principally to an unrealized gain in the Company's investment account.

NOTE - 4 USE OF ESTIMATES

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – EXEMPTION FROM THE SEC RULE 15C-3

Foster Securities is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Foster Securities is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Foster Securities
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended February 29, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
April 6, 2004

FOSTER SECURITIES
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED FEBRUARY 29, 2004

EXPENSES	
Assessments	$ 2,029
Auto expense	6,007
Bank charges	90
Cable TV	308
Conferences	495
Contributions	2,550
Depreciation	1,931
DSL lines	1,245
Dues	765
Insurance	4,166
Interest	17,957
Meals & entertainment	13,104
Miscellaneous expense	7,775
Office supplies & expense	5,348
Payroll taxes	9,582
Postage & delivery	4,026
Professional fees	22,493
Publications & subscriptions	2,138
Rent - equipment	1,823
Rent - office	18,924
Salaries	121,954
Taxes & licenses	877
Telephone & fax	4,484
Transition fee	3,000
Travel	3,405
TOTAL OPERATING EXPENSES	**$256,476**

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
FEBRUARY 29, 2004

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 947,439
Less non allowable assets - Schedule - Page 11	(4,427)
Less haircuts – Schedule – Page 11	(175,019)
Add deferred tax liability – Long term	193,000
NET CAPITAL	$ 960,993
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6-2/3 of total liabilities	$ 1,027
Minimum dollar net capital required	$ 100,000
Net Capital required greater of above amounts	$ 100,000
EXCESS CAPITAL	$ 860,993
Excess capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 959,461
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 208,323
Less: Deferred tax liability	(193,000)
	$ 15,323
Percentage of aggregate indebtedness to net capital	1.59%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of February 29, 2004 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

None Required

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NON ALLOWABLE ASSETS
FEBRUARY 29, 2004

NON ALLOWABLE ASSETS:

Property and equipment	$ 2,405
Deposit	2,022
	$ 4,427

HAIRCUTS:

Trading and Investment Securities	$109,542
Undue Concentration	65,477
	$175,019

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Foster Securities
San Diego, CA

In planning and performing my audit of the financial statements of Foster Securities (the "Company") for the year ended February 29, 2004 I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a consideration in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees is the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-1 as of February 29, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Bases on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 29, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
April 6, 2004

FOSTER SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 29, 2004

REVENUES		
Commissions		$ 228,780
Trading Profits		37,280
		266,060
DIRECT COSTS		
Clearing House Charges	$ 18,132	
Commissions	33,051	
		51,183
NET OPERATING REVENUE		214,877
OTHER INCOME (LOSS)		
Unrealized gains (loss)	$ 181,316	
Interest and dividends	46,986	
Realized gains (losses)	(29,897)	
Rebates	170	
Investment advisory fees	5,434	
		204,009
GROSS REVENUE NET OF DIRECT COSTS		418,886
OPERATING EXPENSES - SCHEDULE, Page 9		256,476
PROFIT BEFORE TAX BENEFIT		162,410
PROVISION (BENEFIT) FOR TAXES ON INCOME		56,241
NET INCOME		$ 106,169

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 29, 2004

	Common Stock	Paid-in Capital	Retained Earnings
Balance, March 1, 2003	$ 40,000	$ 4,644	$796,627
Net Income	----	----	106,169
Balance, February 29, 2004	$ 40,000	$ 4,644	$902,796

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 29, 2004

OPERATING ACTIVITIES

Net profit	$ 106,169
Deferred income tax	46,200
Depreciation	1,931
Adjustments to reconcile net income to net cash provided by operating activities:	
Commissions receivable	7,036
Investments & inventory accounts	(239,825)
Income tax payable	(7,655)
Payroll tax refund	1,674
NET CASH REQUIRED BY OPERATING ACTIVITIES	(84,470)
INVESTMENT ACTIVITIES	--
FINANCING ACTIVITIES	--
DECREASE IN CASH	(84,470)
Cash: Beginning of the year	104,528
Cash: End of the year	$ 20,058
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 17,956
Cash paid for income taxes	$ 18,678

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, Foster Securities, located in San Diego, California, is a broker-dealer registered with the Securities and Exchange Commission (SEC) under Rule 15c3-1 (K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company became qualified to do business in California on February 23, 1990. To date, its principal and only office is located in San Diego, California.

The Company marks its inventory and investment securities to market value and records the related unrealized gain or loss.

Revenue is recognized on a trade basis for transactions in the Company's securities and on a settlement date basis for transactions executed for the Company's clients.

NOTE - 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements pursuant to Rule 15c3-1 (page 10).

NOTE - 3 INCOME TAXES

The Company files its Federal and state tax returns on the cash basis of accounting. The provision for income taxes is as follows:

CURRENT PROVISION (BENEFIT)

Federal	$ 2,699
State	7,342
Total	10,041
Deferred taxes	46,200
Total	$56,241

Deferred taxes apply principally to an unrealized gain in the Company's investment account.

NOTE - 4 USE OF ESTIMATES

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – EXEMPTION FROM THE SEC RULE 15C-3

Foster Securities is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Foster Securities is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Foster Securities
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended February 29, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
April 6, 2004

FOSTER SECURITIES
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED FEBRUARY 29, 2004

EXPENSES	
Assessments	$ 2,029
Auto expense	6,007
Bank charges	90
Cable TV	308
Conferences	495
Contributions	2,550
Depreciation	1,931
DSL lines	1,245
Dues	765
Insurance	4,166
Interest	17,957
Meals & entertainment	13,104
Miscellaneous expense	7,775
Office supplies & expense	5,348
Payroll taxes	9,582
Postage & delivery	4,026
Professional fees	22,493
Publications & subscriptions	2,138
Rent - equipment	1,823
Rent - office	18,924
Salaries	121,954
Taxes & licenses	877
Telephone & fax	4,484
Transition fee	3,000
Travel	3,405
TOTAL OPERATING EXPENSES	**$256,476**

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
FEBRUARY 29, 2004

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 947,439
Less non allowable assets - Schedule - Page 11	(4,427)
Less haircuts – Schedule – Page 11	(175,019)
Add deferred tax liability – Long term	193,000
NET CAPITAL	$ 960,993
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6-2/3 of total liabilities	$ 1,027
Minimum dollar net capital required	$ 100,000
Net Capital required greater of above amounts	$ 100,000
EXCESS CAPITAL	$ 860,993
Excess capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 959,461
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 208,323
Less: Deferred tax liability	(193,000)
	$ 15,323
Percentage of aggregate indebtedness to net capital	1.59%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of February 29, 2004 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

None Required

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NON ALLOWABLE ASSETS
FEBRUARY 29, 2004

NON ALLOWABLE ASSETS:

Property and equipment	$ 2,405
Deposit	2,022
	$ 4,427

HAIRCUTS:

Trading and Investment Securities	$109,542
Undue Concentration	65,477
	$175,019

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Foster Securities
San Diego, CA

In planning and performing my audit of the financial statements of Foster Securities (the "Company") for the year ended February 29, 2004 I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a consideration in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees is the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-1 as of February 29, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Bases on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 29, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
April 6, 2004